# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LIGHTPATH TECHNOLOGIES INC, CIK 0000889971
CUSIP: 532257805
Title of class of securities: Class A common stock, $0.01 par value
Address of issuer's principal executive offices: 2603 CHALLENGER TECH CT, ORLANDO, Florida (FL), 32826
Date of event which requires filing of this statement: 02/20/2026
Filed by CIK 0002052913
Persons authorized to receive notices and communications: Todd B. Hammer, 867 Boylston Street, 5th Floor #1361, Boston, Massachusetts (MA), 02116, 4073824003

## Reporting persons
- North Run Strategic Opportunities Fund I, LP (CIK 0002052913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,953,829; sole dispositive power 0; shared dispositive power 11,953,829; aggregate amount beneficially owned 11,953,829 (17.7% of the class)
  Comment: *Consists of (i) 3,255,614 shares of Class A Common Stock, par value $0.01 per share (the "Shares") of LightPath Technologies, Inc. (the "Issuer") and (ii) 8,698,215 Shares issuable upon the conversion of 17,353.6 shares of Series G Convertible Preferred Stock ("Series G Preferred"). The reported shares of the Series G Preferred are currently exercisable.
  
  The aggregate percentage of Shares reported owned by each person named herein is based upon 58,968,603 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as of February 8, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2026 in addition to 1,260,000 Shares issued to North Run Strategic Opportunities Fund I, LP ("NR-SOF") on February 20, 2026 upon its conversion of 2,709 shares of Series G Preferred.
- North Run Strategic Opportunities Fund I GP, LLC (CIK 0002058804): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,953,829; sole dispositive power 0; shared dispositive power 11,953,829; aggregate amount beneficially owned 11,953,829 (17.7% of the class)
  Comment: *Consists of (i) 3,255,614 Shares and (ii) 8,698,215 Shares issuable upon the conversion of 17,353.6 shares of Series G Preferred. The reported shares of Series G Preferred are currently exercisable.
  
  The aggregate percentage of Shares reported owned by each person named herein is based upon 58,968,603 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as of February 8, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2026 in addition to 1,260,000 Shares issued to NR-SOF on February 20, 2026 upon its conversion of 2,709 shares of Series G Preferred.
- ELLIS THOMAS B (CIK 0001283774): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,953,829; sole dispositive power 0; shared dispositive power 11,953,829; aggregate amount beneficially owned 11,953,829 (17.7% of the class)
  Comment: *Consists of (i) 3,255,614 Shares and (ii) 8,698,215 Shares issuable upon the conversion of 17,353.6 shares of Series G Preferred. The reported shares of Series G Preferred are currently exercisable.
  
  The aggregate percentage of Shares reported owned by each person named herein is based upon 58,968,603 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as of February 8, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2026 in addition to 1,260,000 Shares issued to NR-SOF on February 20, 2026 upon its conversion of 2,709 shares of Series G Preferred.
- HAMMER TODD B (CIK 0001283775): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,953,829; sole dispositive power 0; shared dispositive power 11,953,829; aggregate amount beneficially owned 11,953,829 (17.7% of the class)
  Comment: *Consists of (i) 3,255,614 Shares and (ii) 8,698,215 Shares issuable upon the conversion of 17,353.6 shares of Series G Preferred. The reported shares of Series G Preferred are currently exercisable.
  
  The aggregate percentage of Shares reported owned by each person named herein is based upon 58,968,603 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as of February 8, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2026 in addition to 1,260,000 Shares issued to NR-SOF on February 20, 2026 upon its conversion of 2,709 shares of Series G Preferred.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.01 par value
Name of issuer: LIGHTPATH TECHNOLOGIES INC
Address of issuer's principal executive offices: 2603 CHALLENGER TECH CT, ORLANDO, Florida (FL), 32826
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2025, as amended by Amendment No. 1 filed on January 7, 2026 (as amended by Amendment No. 1, the "Original Schedule 13D" and the Original Schedule 13D as amended by this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 amends and supplements Items 3, 4 and 5 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented to add the following at the end thereof:

The information in Item 5(c) is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to add the following at the end thereof:

The information in Item 5(c) is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 58,968,603 Shares outstanding as of February 24, 2026, which is the total number of Shares outstanding as of February 8, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 11, 2026 in addition to 1,260,000 Shares issued to NR-SOF on February 20, 2026 upon its conversion of 2,709 shares of Series G Preferred. As a result of the Stockholder Approval, the percentages set forth herein for each of the Reporting Persons do not give effect to the Beneficial Ownership Limitation or the Exchange Cap.

As of the date hereof, NR-SOF directly beneficially own 11,953,829 Shares, constituting approximately 17.7% of the Shares outstanding.

North Run Opportunities, as the general partner of NR-SOF, may be deemed to beneficially own 11,953,829 Shares, constituting approximately 17.7% of the Shares outstanding.

Each of Mr. Hammer and Mr. Ellis, as the sole members of North Run Opportunities, may be deemed to beneficially own 11,953,829 Shares, constituting approximately 17.7% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of North Run Opportunities, and Messrs. Hammer and Ellis may be deemed to share the power to vote and dispose of the Shares owned by NR-SOF.
Transactions in the class effected during the past sixty days:
Except as otherwise set forth herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

On January 5, 2026, NR-SOF received 2,728,968 Shares upon the cashless exercise of 3,499,289 Warrants.

On February 20, 2026, NR-SOF converted 2,709 shares of Series G Preferred into 1,260,000 Shares at the conversion price of $2.15 per Share.

On February 20, 2026, NR-SOF sold 218,811 Shares at a weighted average price of $13.18 per share, or $2,883,113.24 in the aggregate, in open market sales. The Shares were sold at prices ranging from $13.00 to $13.3019, inclusive.

On February 20, 2026, NR-SOF sold 376,762 Shares at a weighted average price of $12.15 per share, or $4,576,629.24 in the aggregate, in open market sales. The Shares were sold at prices ranging from $11.92 to $12.6577, inclusive.

On February 23, 2026, NR-SOF sold 6,500 Shares at a weighted average price of $12.01 per share, or $78,074.13 in the aggregate, in open market sales. The Shares were sold at prices ranging from $12.0038 to $12.05, inclusive.

On February 24, 2026, NR-SOF sold 131,281 Shares at a weighted average price of $12.02 per share, or $1,577,640.14 in the aggregate, in open market sales. The Shares were sold at prices ranging from $12.00 to $12.0214, inclusive.

The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the ranges set forth in this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- North Run Strategic Opportunities Fund I, LP: /s/ Todd B. Hammer, Todd B. Hammer, Member (02/24/2026)
- North Run Strategic Opportunities Fund I GP, LLC: /s/ Todd B. Hammer, Todd B. Hammer, Member (02/24/2026)
- ELLIS THOMAS B: /s/ Thomas B. Ellis, Member (02/24/2026)
- HAMMER TODD B: /s/ Todd B. Hammer, Member (02/24/2026)